Contact

www.linkedin.com/in/tyler-denk
(LinkedIn)

Top Skills

Leadership
Entrepreneurship
Email Newsletter Design

Honors-Awards

Deans List
2016 Co-Entrepreneur of the Year

Tyler Denk

cofounder/ceo @ beehiiv
Los Angeles, California, United States

Summary

Tyler is a University of Maryland alumni with a B.S. in Mechanical
Engineering and a Technology Entrepreneurship minor.

While in undergrad, he became a self-taught software developer
and launched his first startup, VentureStorm—a web application
that connected entrepreneurs and startups to talented software
developers.

Since exiting VentureStorm, Tyler has continued to work with
startups by building and integrating innovative technology solutions
to stimulate growth and exceed various KPIs.

Tyler joined Morning Brew as the second employee in a role that
spanned engineering, product, and growth—responsible for building
the renowned referral program and bespoke tech ecosystem that
facilitated the company to scale to a successful $75m exit in 2020.

After a stint at Google as a Product Lead at YouTube Music, he
left to cofound beehiiv—a newsletter platform to fuel creators and
publishers' ability to create, monetize, and grow their audience.

On the side, he enjoys building cool projects, most recently Big Desk
Energy (popular Spotify playlist + web destination).

_____

Experience

beehiiv
Chief Executive Officer
August 2021 - Present (2 years 10 months)

Google
Product Lead, YouTube Music
October 2020 - August 2021 (11 months)

Morning Brew

3 years 5 months

Senior Product Lead

May 2019 - October 2020 (1 year 6 months)

Greater New York City Area

Led a cross-functional team of engineers, designers, and miscellaneous stakeholders to build and launch a newly revamped website, custom-built CMS, and custom-built sales/adOps platform, allowing the company to scale considerably.

Product & Growth Lead

June 2018 - May 2019 (1 year)

Greater New York City Area

Surpassed 1 million active subscribers on the daily newsletter, launched several custom built solutions to improve the efficiency and capabilities of the team internally, built a world-class referral program responsible for over 1 million users, and took a user-first approach to continue to iterate and build a product people love.

Growth Engineer

June 2017 - June 2018 (1 year 1 month)

Greater New York City Area

Grew the core audience by 300% using a data-driven approach, built custom solutions to bolster email deliverability to ~99% and achieve an open rate of ~50%, managed six-figure monthly budgets orchestrating digital campaigns from ideation to optimization, and built the front and back-end of the web application and CMS using Ruby on Rails, HTML/CSS, JavaScript, PHP, WordPress, and Ruby.

VentureStorm

Co-Founder

April 2014 - April 2017 (3 years 1 month)

College Park, Maryland

VentureStorm is a web application that connects entrepreneurs and startups to talented software developers.

Operating as a small team, the roles and responsibilities as co-founder ranged widely from developing both the front and back-end of the platform, optimizing digital advertising campaigns, creating original content to engage our audience and grow our outreach, establish strategic partnerships with others in the entrepreneurial and developer space, persistent customer discovery, and much more.

VentureStorm has since been shut down, circa Summer 2017.

University of Maryland - A. James Clark School of Engineering
8 months

Research Lead
August 2016 - December 2016 (5 months)
College Park, Maryland

Built a customized program using LabView to automate voltage sweeps at various environmental conditions. The data collected was used to correlate the varying leakage current of a polymer tantalum capacitor due to environmental conditions to possible conduction mechanisms.

Research Assistant
May 2016 - August 2016 (4 months)
College Park, Maryland

Researched the design, fabrication, and characterization of multifunctional wings to harvest solar energy for the Robo Raven III.

HP
Mechanical Engineer
June 2014 - August 2014 (3 months)
Netanya, Israel

Designed and developed several components for an upcoming industrial printer model, performed life expectancy assessments, re-engineered various units of a particular industrial printer model, and assembled various components to test the performance of select printers within the Scitex R&D team.

Education

University of Maryland
Bachelor's Degree, Mechanical Engineering · (2012 - 2016)